EXHIBIT (p)(2)
CODE OF ETHICS

TABLE OF CONTENTS
ATLANTIC TRUST PRIVATE WEALTH MANAGEMENT
CODE OF ETHICS

OVERVIEW		4

PART I: GENERAL PRINCIPLES — THESE APPLY TO ALL PERSONNEL OF ATLANTIC TRUST PRIVATE WEALTH MANAGEMENT AND UNAFFILIATED BOARD MEMBERS		6

PART II: PROHIBITED TRANSACTIONS AND ACTIVITIES — THESE APPLY TO ACCESS PERSONS, INCLUDING INVESTMENT PERSONS		8

(A)	Prohibition of Fraud, Deceit or Manipulation by Access Persons	8
(B)	Prohibition on Trading Securities That Are Being Purchased, Sold or Considered for a client or fund	8
(C)	Seven-Day Prohibition	9
(D)	Probation On Purchase and Sale of Securities Within 60 Days (Ban on Short-Swing Profits)	9
(E)	Seven-Day Blackout Period Applicable to Certain Model Portfolio Stocks and Related Securities	10
(F)	Brokerage Accounts	11
(G)	Investment Clubs	11
(H)	Prohibitions on Advising Other Accounts	11
(I)	Prohibition on Purchases of IPO’s	11
(J)	Exceptions	11

PART III: TRADING PROCEDURES — THESE APPLY TO ACCESS PERSONS, INCLUDING INVESTMENT PERSONS		13

(A)	exceptions to pre-clearance	13
(B)	Pre-clearance and trading procedures	14

PART IV: OTHER POLICIES — THESE APPLY TO ALL EMPLOYEES AND UNAFFILATED BOARD MEMBERS		15

(A)	Procedures for avoiding insider trading	15
(B)	gifts and entertainment policy	15
(C)	Outside Activities: Pre-Clearance Required	16
(D)	firm regulatory disclosures	17
(E)	protection of the firm’s business	17
(F)	maintaining confidentiality	18
(G)	facilitating transactions upon termination	18
(H)	remedies to the firm	18

(I)	reporting of violations to the board or ethics committee	18
(J)	annual reporting to the board of directors	19
(K)	sanctions	19
(L)	retention of records	20

PART V: REPORTING REQUIREMENTS — THESE APPLY TO ACCESS PERSONS, INCLUDING INVESTMENT PERSONS		21

(A)	Initial Holdings Reports	21
(B)	Quarterly Transaction Reports	21
(C)	Annual Holdings Reports	22
(D)	Additional Disclosure Form	22

PART VI: DEFINITIONS		24

ATLANTIC TRUST PRIVATE WEALTH MANAGEMENT
Code of Ethics
Effective January 2006
Although Atlantic Trust Private Wealth Management (“ATPWM” or the “Firm”), consisting of Stein Roe Investment Counsel, Inc. (“SRIC”), Atlantic Trust Company, N.A (“ATC”), and AT Investor Services, Inc., believes that individual investment activities by its managers, officers and employees generally should not be prohibited or discouraged, the fiduciary obligations of ATPWM to its clients (including registered investment companies (“Funds”)) necessarily require some restrictions on the personal investment activities of the managers, officers and employees of ATPWM and of members of their families. Unaffiliated Board Members also are subject to certain requirements.
This Code of Ethics is intended to address three fundamental principles which must guide our personal investment activities in light of our fiduciary duties:
First, the interests of clients and Fund shareholders must always take precedence over personal interests;
Second, ATPWM personnel must not take inappropriate advantage of their positions as securities or banking industry professionals; and,
Third, personal investing activities must be conducted in such a way as to avoid any actual or potential conflict with investment activities undertaken for clients or Fund shareholders.
Further, Securities and Exchange Commission (“SEC”) Rule 17j-1 under the Investment Company Act of 1940 requires that every registered investment company and any adviser to a registered investment company adopt a code of ethics regarding personal investment activities of persons having access to information about portfolio transactions of the investment company, and Rule 204-2 under the Investment Advisers Act of 1940 requires that investment advisers keep certain records, which must be available for inspection by representatives of the SEC, regarding personal investment activities of advisory personnel.
Overview
This Code is designed to protect our clients; including any Funds we advise or sub-advise, against improper securities trading for the accounts of certain people who are associated with ATPWM, and against any other conduct that may conflict with the interests of our clients.

The Code uses three main features to protect the clients and Funds:
•	it prohibits certain activities by managers, employees, and officers of ATPWM that involve the potential for conflicts of interest

•	it prohibits certain kinds of trading by “Access Persons” and

•	it requires “Access Persons” to report their securities holdings and transactions, so they can be checked for conflicts with client or Fund investment activities.
Things You Need to Know to Use This Code:
1.	Terms in boldface type have special meanings as used in this Code. To understand the Code, you need to read the definitions of these terms. The definitions are at the end of the Code.
2.	To understand what parts of this Code apply to you, you need to know whether you fall into one of these categories:
Access Person
Investment Person
Unaffiliated Board Member
3.	The Chief Compliance Officer of SRIC or ATC will notify you annually (usually in January) of your applicable category.
4.	All personnel, including non-Access Persons, are subject to Part I of this Code, as well as to the AMVESCAP Code of Conduct and the ATPWM Gifts and Entertainment and Privacy Policies (collectively including this Code, the “Conduct Policies”), which are incorporated by reference herein.

5.	Compliance with all Conduct Policies is a condition of employment.

There are also Reporting Forms that Access Persons and, in some cases, other employees have to fill out under this Code. They can be obtained from the Chief Compliance Officer.

NOTE: If you are an Investment Person, you are automatically an Access Person, so you must comply with both the Access Person provisions and Investment Person provisions.
6.	The Chief Compliance Officer has the authority to grant written waivers of the provisions of this Code in appropriate instances. However:
•	ATPWM expects that waivers will be granted only in rare instances, and

•	some provisions of the Code that are mandated by SEC rules, or effectively required by OCC regulation or state law, cannot be waived.

PART I: General Principles — These Apply to All Personnel of ATPWM and Unaffiliated Board Members
ATPWM is a fiduciary for its clients and the Funds that it advises or sub-advises. This fiduciary relationship requires all personnel to put the interests of the clients and Funds ahead of their own business, financial and personal interests. Because of this fiduciary relationship, it is generally improper for its officers or employees to:
•	use for their own benefit (or the benefit of anyone other than the client or Fund) information about the purchases or sales of portfolio securities that are being made for a client or Fund or are being considered for a client or Fund.

•	take advantage of investment opportunities that would otherwise be available for the client or a Fund.

•	undertake any other conduct that may conflict with a client’s or Fund’s interests, without permission of the Ethics Committee.
Also, as a matter of business policy, ATPWM wants to avoid even the appearance that the organization’s personnel and officers or others receive any improper benefit from information about a client’s or Fund’s portfolio holdings or trading.
      No employee may:

•	recommend that a client or Fund take action or refrain from taking action regarding any security for the personal benefit of that person or a member of that person’s Family/Household, or cause a client or Fund to take or refrain from taking any action for such personal benefit;

•	directly or indirectly give or receive gifts or entertainment above certain values as described in the ATPWM Gifts and Entertainment Policy, without permission of the Ethics Committee or, in the case of an Unaffiliated Board Member, his/her governing equivalent.

•	directly or indirectly purchase any security from or sell any security to a client account or Fund. Such a transaction could pose a direct conflict with ATPWM’s fiduciary duty to its clients, and could violate applicable federal and state securities laws (including, with respect to investment company clients, Section 17(a) of the Investment Company Act) and ERISA.

•	serve as director or officer of any publicly-traded company, or undertake any other outside activity that creates a potential conflict except with the prior written approval of the Ethics Committee or, in the case of an Unaffiliated Board Member, his/her governing equivalent.

Trading While In Possession of Material Non-Public (“Inside”) Information is Prohibited:
All employees should read and understand and must comply with ATPWM’s “Policies for Avoiding Insider Trading” which appear in Part IV of this Code. It bears emphasis that an Access Person’s knowledge of pending Fund or other client transactions in a security may be material non-public information, and that personal trading in such security by the Access Person or others in possession of that information not only would violate this Code, but also could subject the trader to criminal penalties under federal securities laws.
Each calendar year every employee and officer must complete and submit to the Chief Compliance Officer, the form of certification stating that he/she has received, reviewed, and will comply with, this Code of Ethics.
ATPWM treats violations of this Code very seriously. If you violate either the letter or the spirit of this Code, ATPWM may impose penalties or fines, require disgorgement of trading gains, or prohibit or suspend you from personal trading. Compliance with the Conduct Policies, including this Code, and the principles described is a condition of employment of each employee of ATPWM. Violation of this Code or the principles may be cause for disciplinary action by ATPWM, including termination of employment. Material violations will be reported to the CEO.
Improper trading activity can constitute a violation of this Code. But you can also violate this Code by failing to file required reports, failing to pre-clear trades, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts. Your conduct can violate this Code even if a client or Fund isn’t harmed by such conduct.
If you have any doubt or uncertainty about what this Code requires or permits, you should ask your Chief Compliance Officer.

PART II: Prohibited Transactions and Activities — These Apply to Access Persons, including Investment Persons
(A) Prohibition of Fraud, Deceit or Manipulation by Access Persons
No Access Person shall, in connection with the purchase or sale, directly or indirectly, by such person of a Covered Security held or to be acquired by a client or Fund:
•	employ any device, scheme or artifice to defraud any client or Fund or any other person;

•	make to any client or Fund or any other person any untrue statement of a material fact or omit to state to a client or Fund a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

•	engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon any client or Fund or any other person; or

•	engage in any manipulative practice with respect to any client or Fund or any other person.
(B) Prohibition on Trading Securities That Are Being Purchased, Sold or Considered for a Client or Fund
No Access Person (or members of an Access Person’s Family/Household) shall purchase or sell any Covered Security for any personal account if he or she knows such Covered Security is being purchased or sold for any client or Fund or is being actively considered for purchase or sale by any client or Fund.
     For purposes of this prohibition:
•	A Covered Security is “being considered for purchase or sale” by a client or Fund when a recommendation to purchase or sell the security for the client or Fund has been made and communicated or, with respect to the person making the recommendation, when such person seriously considers making such a recommendation.

•	A Covered Security is “being purchased or sold” by a client or Fund from the time when a purchase or sale has been communicated to any person who places buy or sell orders for ATPWM for any client or Fund and has been communicated to the person who places the buy or sell orders for such client or Fund until the time when such trading has been fully completed or terminated.

(C) Seven-Day Prohibition
No Investment Person (or Family/Household member thereof), except as provided in Note 2 or Note 4 below, may buy or sell a security for any account in which such person has Beneficial Ownership within seven calendar days before or after a client or Fund that he or she manages, or provides information or advice to (directly or indirectly, e.g., including the provision of research regarding such security), or executes investment decisions for, trades in that security. (The seven-day period is in each case exclusive of the day on which the client or Fund transaction is executed.) Any related profits from such transaction may be disgorged as instructed by the Ethics Committee or Chief Compliance Officer, and other sanctions may apply.
NOTE 1: Each Investment Person must appreciate that to protect the client’s and the Fund’s interests, and to avoid even the appearance of a conflict of interest, he or she may need to reverse a personal trade when a client or Fund portfolio transaction occurs within seven days, even if the personal trade was made in good faith with pre-clearance;

NOTE 2: The seven-day restriction DOES NOT APPLY to securities of issuers having a market capitalization of $5 billion or more at the time of the transaction; however, Investment Persons must pre-clear these trades, as with any other personal trade;

NOTE 3: In interpreting this provision, the Chief Compliance Officer shall be guided by the relationship between an Investment Person and a Fund or client.

NOTE 4: The seven-day restriction DOES NOT APPLY where the security in question is being bought or sold a)for client accounts broadly, but only in order to adjust that security as a holding, as opposed to initiating or eliminating a position in that security or materially changing its relative rating or percentage (sometimes referred to as ‘account adjusters’); or b) in connection with the initial investment of a new account or the liquidation of an existing account.
(D) Prohibition On Purchase and Sale of Securities Within 60 Days (Ban on Short-Swing Profits)
No Investment Person (or Family/Household member thereof) may profit from the purchase and sale or sale and purchase of the same (or equivalent) Covered Security within 60 calendar days. Likewise, no Access Person (or Family/Household member thereof) may profit from the purchase and sale or sale and purchase of the same affiliated open-end mutual fund within 60 calendar days. Any resulting profits may be disgorged as instructed by the Ethics Committee, and other sanctions may apply.
NOTE 1: Investment Persons are reminded that their personal trades must not be detrimental to any client or Fund and that they may not structure any personal trade to profit from the market effect of any client or Fund portfolio transaction;

NOTE 2: The 60-day restriction DOES NOT APPLY to involuntary transactions in securities (such as a sale triggered by a margin call or the exercise of a call option), including any sale out of a brokerage account resulting from a bona fide margin call as long as collateral was not withdrawn from such account within 10 days prior to the call, nor to sales that are effected pursuant to a tender offer or similar transaction involving an offer to acquire all or a significant portion of a class of securities. Notify Compliance via e-mail should this occur;

NOTE 3: Except for affiliated open-end mutual funds, purchase and sale transactions in the same security within 60 days that result in a loss to the Investment Person (or Family/Household member) are not restricted, but still must be pre-cleared. Approval is not guaranteed.
(E) Seven-Day Blackout Period Applicable to Certain Model Portfolio Stocks and Related Securities
No Access Person (or Family/Household member) may buy or sell a security for any account in which such person has Beneficial Ownership for a period of seven calendar days (exclusive of the day of the relevant change) following:
(1)	the addition or deletion of such security to or from the SRIC Taxable Core Equity Portfolio, the SRIC Non-Taxable Core Equity Portfolio, the SRIC Tax Managed Growth Portfolio, the AT Large Cap Equity Portfolio, the AT Mid Cap Equity Portfolio, the AT Balanced Portfolio, or the AT Income Portfolio or the SRIC Monitor List (collectively “Model Portfolios”) or
(2)	a change in recommendation (increase or decrease) of any stock in any Model Portfolio.

NOTE: Personal investment transactions in stocks (and in convertible bonds or preferred stocks convertible into such common stocks) of companies with a market capitalization of $5 billion or more at the time of purchase or sale are not subject to the seven-day blackout period described above.
Model Portfolios (such as the SRIC Taxable Core Equity Portfolio and AT Large Cap and Mid Cap Portfolios) are intended to provide guidance to portfolio managers in making investment decisions for client accounts, and are widely communicated throughout ATPWM. Because ATPWM does not manage all client accounts identically, changes in a Model Portfolio can be expected to result in transactions for client accounts occurring over a period of several days following the change. Accordingly, a “blackout” period on personal investment activity in securities that are the subject of such a change, or of a related security, is appropriate following any such change.
With respect to personal sales only, exceptions to the seven-calendar-day blackout period may be made on a case-by-case basis by the Chief Compliance Officer where it appears all anticipated client and Fund transactions have been completed prior to the expiration of the blackout period.

(F) Brokerage Accounts
No Access Person or members of an Access Person’s Family/Household shall establish or maintain any brokerage account unless that person (1) promptly notifies the Chief Compliance Officer of the establishment of the account by the Access Person and (2) arranges with the brokerage firm to send duplicate copies of all transaction confirmations and periodic account statements showing all account activity to that Chief Compliance Officer.
Confirms and Statements should be sent to:
Atlantic Trust Stein Roe
Attn: Compliance Department
P.O. Box 4859
Chicago, IL 60680-4859
(G) Investment Clubs
No Access Person or member of an Access Person’s Family/Household shall participate in any investment club without the prior written approval of the Chief Compliance Officer. If approval is granted, the Access Person will be treated, for purposes of this Code, as having Beneficial Ownership of all securities owned by the investment club.
(H) Prohibitions on Advising Other Accounts
Except with prior written approval from the Chief Compliance Officer, no Access Person may offer investment advice to or provide portfolio management assistance or services to anyone for a fee other than (1) client accounts that such Access Person manages as part of his or her assigned responsibilities at ATPWM and (2) accounts in which such Access Person has Beneficial Ownership.
(I) Prohibition on Purchases of IPO’s
If you are an Access Person, including an Investment Person, neither you nor any member of your Family/Household may acquire any Beneficial Ownership in any Covered Security in an initial public offering, without the prior approval of the Chief Compliance Officer.
(J) Exceptions:
The Chief Compliance Officer or Ethics Committee may allow exceptions to any of the foregoing policies on a case-by-case basis when the abusive practices that the policy is designed to prevent, such as frontrunning or conflicts of interest, are not present and the equity of the situation strongly supports an exemption. An example is the involuntary sale of securities due to unforeseen corporate activity such as a merger. The ban on short-term trading profits is specifically designed to deter potential conflicts of interest and frontrunning transactions, which typically involve a quick trading pattern to capitalize on a short-lived market impact of a trade by the Firm, its clients or a Fund for which the Firm acts as investment adviser. The Firm shall consider the policy reasons for the ban on short-term trades, as stated herein, in determining when an exception to the prohibition is permissible. The granting of an exception to this prohibition may be permissible if the securities involved in the transaction are not being considered for purchase or sale by the Firm, including a Fund for which the Firm acts as investment adviser.

Part III: Trading Procedures — These Apply to Access Persons, including Investment Persons
Access Persons (and members of their Family/Household) must pre-clear Covered Securities transactions in accounts in which they have Beneficial Ownership, in accordance with the pre-clearance procedures described in this Part III.
(A)	Exceptions to Pre-Clearance
(1)	Discretionary Accounts: An exception to the pre-clearance rules is made for Access Persons whose assets are managed on a discretionary basis by an independent third party registered investment adviser or bank. The registered investment adviser or bank or representative thereof may not be a family member. Verification of the investment adviser’s discretionary relationship must be provided to and approved by the Chief Compliance Officer in writing (copy of the signed contract is required).

Although a power of attorney with a broker usually provides the broker with trading authority, it normally does not give the broker investment discretion and therefore, a power of attorney by itself normally will not satisfy the requirements for a pre-clearance exception. Any agreement with a broker will only qualify for the exception if the agreement identifies the broker as an investment adviser, not as an agent.

While these accounts are exempt from trading pre-clearance they are still subject to all other provisions of the Code.

(2)	DRP’s. Purchases made solely under, and with the dividend proceeds received in, a dividend reinvestment plan.

(3)	Non-Willful Purchases or sales that are non-willful on the part of the Access Person (or Family/Household member), including purchases or sales upon the exercise of puts or calls written by the Access Person (or Family/Household member) and sales from a margin account pursuant to a bona fide margin call as long as no collateral was withdrawn from the margin account within 10 days before the call. Notify Compliance via e-mail should this occur.

(4)	Rights Offerings: Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of rights so acquired. Notify Compliance via e-mail should this occur.

(5)	Tender Offers: Sales that are affected pursuant to a tender offer or similar transaction involving an offer to acquire all or a significant portion of a class of securities.

(B)	Pre-Clearance and Trading Procedures
All Transactions in Covered Securities and Commodity Interests Must Be Pre-Cleared With the Compliance Department
Every transaction in a Covered Security (including both publicly-traded and privately-placed securities) by an Access Person must be pre-cleared and approved by the Chief Compliance Officer or his or her delegate prior to executing an order. Once granted, pre-clearance approval is valid only until the close of business on the next business day (or, in the case of a private placement or initial public offering, if approval to purchase is granted, the closing of the transaction). An order that is not executed within that time must be re-submitted for pre-clearance approval.
Pre-clearance approval is requested by utilizing the FlexSpace application on your Windows XP Professional desktop or via facsimile using the spreadsheet provided by Compliance. The Chief Compliance Officer or his/her designee will notify an Access Person whether or not a trade is approved via “Trade Clearance-My Trades” screen or via e-mail. The Access Person may place the trade with his/her broker as soon as he/she receives an approved pre-clearance.
In submitting a proposed transaction for pre-clearance approval, an Access Person will be deemed to certify that the proposed transaction complies with the requirements of this Code. In addition, an Investment Person submitting a pre-clearance approval request will be deemed to thereby certify that he or she has determined that it is not then appropriate to buy/sell the particular security for a client portfolio for whom he or she has responsibility. However, because compliance with this Code by an Investment Person may depend on their subsequent investment activities for clients, pre-clearance approval of a transaction by the Chief Compliance Officer does not necessarily mean the transaction complies with this Code.
Trades can be placed only in accounts that have previously been disclosed to the Chief Compliance Officer and for which duplicate statements are being received (or will be received, for a new account). Once an Access Person has been notified that a trade has been approved, it is the Access Person’s responsibility to release the trade to the broker with instructions to fill the trade no later than the close of business on the business day following authorization.
In determining whether to approve purchases of private placement securities by Access Persons, the Chief Compliance Officer may request a copy of the offering memoranda and shall consider, among other factors, whether the investment opportunity should be reserved for clients or the Funds and whether the opportunity is being offered to the Access Person primarily by virtue of his or her position with ATPWM.

Part IV: Other Policies — These Apply to All Employees and Unaffiliated Board Members
(A)	Procedures for Avoiding Insider Trading
Any employee who comes to possess or believes that he or she may have come to possess inside information concerning any publicly-held company shall immediately confer about such information with, and only with, the Chief Compliance Officer or General Counsel, who shall determine whether use of such information might violate the securities laws. While the Chief Compliance Officer or General Counsel is deliberating, the employee shall not trade the securities in question on behalf of the employee or anyone else, including clients of the Firm, nor shall the employee communicate the information to anyone.
If the Chief Compliance Officer or General Counsel determines that use of the information would be unlawful, such officer shall notify applicable employees of the Firm that they are prohibited from disclosing to other persons (“tippees”) inside information about the issuer in question and from trading in the securities in question in “personal securities transactions” or for the accounts of clients or a Fund for which the Firm acts as investment adviser (notwithstanding the inclusion of such securities on any “recommended to buy” or “recommended to sell” lists compiled by the Firm) until further notice, and shall take appropriate measures to maintain the confidentiality of the information, for example by placing any written materials containing the inside information in a confidential file under the Chief Compliance Officer’s control.
Following receipt of the notice prohibiting certain trades and until receipt of further notice from the Chief Compliance Officer, every employee shall refrain from disclosing such information to tippees and from trading the securities in question in “personal securities transactions” or for the accounts of clients or an applicable fund.
Federal laws do not explicitly define what constitutes unlawful use of inside information. Many cases have been decided under these laws, however. Associated persons must confer with the Chief Compliance Officer or General Counsel before trading securities while in the possession of such information.
(B)	Gifts and Entertainment Policy
AMVESCAP’s Code of Conduct requires that all AMVESCAP personnel adhere to the highest standards of ethical conduct, including sensitivity to actual or apparent conflicts of interest. The provision or receipt of gifts or entertainment can create, or can have the appearance of creating, conflicts of interest. The ATPWM Code of Ethics contains similar standards. Moreover, both ATC and SRIC normally act in a fiduciary capacity in respect of client accounts. Under statutory and common law, this typically requires even more circumspection in dealing with potential conflicts. In addition, some regulatory bodies that govern ATPWM’s operating units have strict rules regarding gifts, and the Association for Investment Management and Research also has recommended policies on gifts. (See NASD Conduct Rules, Rule 3060; AIMR Code of Ethics and Standards of Professional Conduct.)

Concerns in this area also may arise from the point of view of an ATPWM client. Client personnel may be subject to strict rules and regulations on receiving gifts and entertainment.
Accordingly, ATPWM has adopted the following specific policies on gifts and entertainment .
Under no circumstances may any ATPWM employee directly or indirectly, give or receive a Gift or accept or provide Entertainment, where it is or might appear to be a condition of the provision or receipt of services to or from a Business Partner.
No officer, director or employee of ATPWM may directly or indirectly give gifts in any form in excess of $100 per year (individually or in aggregate) to any person having a direct or indirect business or professional relationship with any ATPWM business unit without the prior written approval of the Ethics Committee. This includes any gift to any current or prospective ATPWM client or client representative. Also, each ATPWM person shall report on his or her quarterly personal transaction report, any gift made to or received from a Business Partner, during the previous quarter which is (or which, in aggregate during the calendar year are) in excess of $100.
All entertainment provided by ATPWM and its representatives must be reasonable and appropriate under the circumstances, in keeping with usual and ordinary practices for business entertainment. Any proposed entertainment by ATPWM or its personnel (e.g., sporting events such as Super Bowl, Masters; receptions, dinners, etc.; theatre or other arts events, etc.) (1) whose aggregate cost to ATPWM would exceed $2500 or (2) where the cost to ATPWM for any individual attendee would exceed $350, must receive the prior approval of the Ethics Committee. Each ATPWM person shall report, on his or her quarterly personal transaction report, any entertainment provided to or accepted from a Business Partner, whose value was (or, in the case of entertainment received, might reasonably be expected to be) in excess of $350 per individual attendee, or $2,500 for all attendees in aggregate.
Please refer to the Atlantic Trust Gifts and Entertainment Policy for additional requirements .
All questions about these policies should be directed to the Compliance Officer of AT or SRIC (either, the “CCO”). You also may wish to consult with your clients regarding any internal policies they may have regarding the receipt of gifts and entertainment.
(C)	Outside Activities: Pre-Clearance Required

(1)	Employees may not serve on the board of directors of any publicly traded company without prior authorization of the Ethics Committee or a duly authorized officer of the Firm. Any such authorization shall be based upon a determination that the board service would be consistent with the interests of the Firm, any Fund for which the Firm acts as investment adviser and the Firm’s clients. Authorization of board service shall be subject to the implementation by the Firm of “Chinese Wall” or other procedures to isolate such employee from the investment personnel making decisions about trading in that company’s securities.

(2)	All other outside relationships such as directorships or trusteeships of non-profit institutions (other than religious or non-political civic organizations that are not clients), similar positions with privately-held entities (e.g., family businesses) or directorships of or memberships in investment organizations (e.g., an investment club), must also be approved by the Ethics Committee prior to acceptance of any such position.

(D)	Firm Regulatory Disclosures
The SEC registration form for investment advisers requires the reporting, under oath, of past disciplinary actions taken against all “advisory affiliates.” The Investment Advisers Act requires similar disclosure to clients of the Firm on Form ADV Part II.
The term “advisory affiliate” includes directors and chief officers of an adviser; individuals who have the power to direct or cause the direction of the management or policies of a company; and all current employees except those performing only clerical, administrative, support or similar functions. Many advisory affiliates must also provide biographical information which must be reported to the SEC.
All advisory affiliates of the Firm are required, as a condition of their employment, to provide full information to the Firm as to all relevant past disciplinary actions taken against them, and, if necessary, to provide full biographical information. If any of the information previously provided becomes inaccurate or needs to be updated to make it accurate, it shall be your obligation to bring this to the attention of the Chief Compliance Officer.
The Firm can provide you with questionnaires and forms covering the disclosures required by you, if necessary, for your review.
(E)	Protection of the Firm’s Business
The Firm is a professional firm which offers wealth management, including investment advisory, services to its clients. The most important assets of the Firm are the relationships that it enjoys with its clients and employees.
The Firm has spent considerable time and money in building these relationships, and in developing and keeping confidential certain related information and trade secrets. These relationships and this information are the Firm’s competitive advantage.
In the course of their employment and professional development by the Firm, the employees of the Firm have been granted access to the Firm’s clients and employees and related confidential information and trade secrets. In exchange, and in order to protect these relationships, the confidential information, the trade secrets and its goodwill, the Firm requires that each of its employees agree, and each employee is deemed to have agreed by virtue of his or her continued employment, that the Firm owns all rights to its current investment advisory business, and the Firm will own all rights to business developed by employees of the Firm during their employment with the Firm. This includes, without limitation, the Firm’s trust and investment advisory contacts and other business relationships, client and employee lists and information, pricing information, business and marketing plans, research, investment advisory and technical information, quantitative models and other analytic or forecasting tools and methods, investment profiles and particular needs and characteristics of clients, performance records, business opportunities, confidential information and trade secrets. By his or her continued employment, each employee grants the Firm his or her rights in all such property developed by him or her during the course of employment with the Firm.
(F)	Maintaining Confidentiality
Except in performing services for the Firm, each employee agrees not to ever disclose to any person outside the Firm or to ever use for the benefit of any person other than the Firm, any trade secrets, intellectual property or other proprietary or confidential information of the Firm.
Please refer to the Firm’s Client Privacy Notice for additional information regarding the confidential treatment of client information.
(G)	Facilitating Transactions When an Employee Leaves the Firm
On any termination of employment with the Firm, each employee’s resignation from any position he or she may hold as an officer or director of the Firm or any affiliate of the Firm, and from any other position which he or she may hold with any pooled investment vehicle advised by the Firm or any affiliate of the Firm, will become effective immediately. Upon termination of employment, the employee agrees to promptly deliver to the Firm all documents, files, books, computer disks or tapes, lists and any other property prepared by or on behalf of the Firm or purchased with Firm funds, and to refrain from making, retaining or distributing copies thereof.
(H)	Remedies to the Firm
Because of the nature of the harm that the Firm would suffer if an employee were to violate any of these agreements, a typical court award of monetary damages to the Firm would be insufficient. Therefore, if an employee violates any of these agreements, the Firm also will be entitled to obtain a court order, including a preliminary or permanent injunction, to enforce them. If an employee receives compensation as a result of violating any of these agreements, the Firm will also be entitled to that compensation.
(I)	Reporting of Violations To The Board or Ethics Committee
(1)	The Chief Compliance Officer or his or her designee will review no less frequently than quarterly all reports filed by employees under this Code and shall promptly report to the Board of Directors or the Ethics Committee all material violations of this Code of Ethics including the reporting requirements thereunder.
(2)	When the Chief Compliance Officer finds that a transaction otherwise reportable to the Board of Directors or Ethics Committee could not reasonably be found to have resulted in a fraud, deceit or manipulative practice in violation of Rule 17j-1(a), he or she may, in his or her discretion, lodge a written memorandum of such finding and the reason therefor with the reports made pursuant to this Code of Ethics, in lieu of reporting the transaction to the Board of Directors or Ethics Committee.

(J)	Annual Reporting To The Board of Directors
At least annually, the Chief Compliance Officer will provide written reports to the Board of Directors of the Firm as follows:
Issues Arising Under the Code. The reports must describe any issue(s) that arose during the previous year under the Code or procedures related thereto, including any material code or procedural violations, and any resulting sanction(s). The Chief Compliance Officer may report to the Board more frequently as he or she deems necessary or appropriate, and shall do so as requested by each Board.
(K) Sanctions
If the Ethics Committee finds that a person violated the Code, the Ethics Committee or its designee may: (i) impose upon the person a notice or notices of censure; (ii) notify appropriate personnel of the Firm for further action; and/or (iii) recommend specific sanctions to appropriate personnel of the Firm, such as suspension for one week or more without pay, reductions in leave, elimination of bonuses and similar payments, disgorgement of profits, fines, dismissal and referral to authorities.
Upon discovering a violation of this Code, the Board of Directors or Ethics Committee may impose such sanctions as they deem appropriate, including, among other things, a letter of censure or suspension or termination of the employment of the violator.

(L)	Retention of Records
The Firm will maintain records as set forth below. These records will be maintained in accordance with Rule 31a-2 under the 1940 Act, the rules and regulations of the Office of the Comptroller of the Currency (“OCC”) and the following requirements. They will be available for examination by representatives of the SEC, the OCC and other regulatory agencies.
(1)	A copy of this Code and any other code adopted by the Firm, which is, or at any time within the past five years has been, in effect will be preserved in an easily accessible place;
(2)	A record of any Code violation and of any sanctions taken will be preserved in an easily accessible place for a period of at least five years following the end of the fiscal year in which the violation occurred;
(3)	A copy of each Quarterly Transaction Report, Initial Holdings Report, and Annual Holdings Report submitted under this Code, including any information provided in lieu of any such reports made under the Code, will be preserved for a period of at least five years from the end of the fiscal year in which it is made, for the first two years in an easily accessible place;
(4)	A record of all persons, currently or within the past five years, who are or were required to submit reports under this Code, or who are or were responsible for reviewing these reports, will be maintained in an easily accessible place; and
(5)	A copy of each annual report required must be maintained for at least five years from the end of the fiscal year in which it is made, for the first two years in an easily accessible place.

PART V: Reporting Requirements — These Apply to Access Persons, including Investment Persons
NOTE: One of the most complicated parts of complying with this Code is understanding what holdings, transactions and accounts you must report and what accounts are subject to trading restrictions. For example, accounts of certain members of your family and household are covered, as are certain categories of trust accounts, certain investment pools in which you might participate, and certain accounts that others may be managing for you. To be sure you understand what holdings, transactions and accounts are covered, it is essential that you carefully review the definitions of Covered Security, Family/Household and Beneficial Ownership in the “Definitions” section at the end of this Code.
ALSO: You must file the reports described below, even if you have no holdings, transactions, or accounts to list in the reports.
(A)	Initial Holdings Reports

No later than 10 days after you become an Access Person you must file with the Chief Compliance Officer an Initial Holdings Report on the Form provided. (Copies of all reporting forms are available from the Chief Compliance Officer.)

The Form requires you to list all Covered Securities in which you (or members of your Family/Household) have Beneficial Ownership on the date you become an Access Person. It also requires you to list all brokers, dealers and banks where you maintained an account in which any securities (not just Covered Securities; includes mutual funds but not ATPWM’s profit-sharing accounts) were held for the direct or indirect benefit of you or a member of your Family/Household on the date you became an Access Person

The Form also requires you to confirm that you have read and understand this Code, that you understand that it applies to you and members of your Family/Household and that you understand that you are an Access Person and, if applicable, an Investment Person under the Code.

(B)	Quarterly Transaction Reports

No later than 10 days after the end of March, June, September and December each year, all Access Persons must file with the Chief Compliance Officer a Quarterly Transactions Report on the Form provided. Failure to comply within 10 days may result in a monetary fine.

The Form requires you to list or confirm all transactions during the most recent calendar quarter in Covered Securities, in accounts in which you (or a member of your Family/Household) had Beneficial Ownership. It also requires you to list all brokers, dealers and banks where you or a member of your Family/Household established an account in which any securities (not just Covered Securities; includes mutual funds but not ATPWM Money Purchase or 401(k) accounts) were held during the quarter for the direct or indirect benefit of you or a member of your Family/Household.

The Form will also ask you to disclose all Gifts or Entertainment that required Ethics Committee approval during that quarter, as outlined in the Gifts and Entertainment Policy.
(C)	Annual Holdings Reports

By January 30 of each year, all Access Persons must file with the Chief Compliance Officer an annual holdings report on the Form provided. Failure to comply will result in a monetary fine.

The Form provided requires you to list all Covered Securities in which you (or a member of your Family/Household) had Beneficial Ownership as of December 31 of the immediately preceding year. It also requires you to list all brokers, dealers and banks where you or a member of your Family/Household maintained an account in which any securities (not just Covered Securities; includes mutual funds and privately-placed securities such as hedge funds but not ATPWM’s Money Purchase or 401(k) accounts) were held for the direct or indirect benefit of you or a member of your Family/Household on December 31 of the immediately preceding year, as well as any outside activities.

The Form also will ask you to disclose all Gifts or Entertainment that required Ethics Committee approval during the preceding year, as outlined in the Gifts and Entertainment Policy.

The Firm also requires disclosure of outside activities, even if they have been pre-cleared (see Part IV (C)).

The Form also requires you to confirm that you have read and understand this Code, that you understand that it applies to you and members of your Family/Household and that you understand that you are an Access Person and, if applicable, an Investment Person under the Code.

(D)	Additional Disclosure Form

Disclosure Of Family Member Employed in the Securities or Commodity Industry.
Every Access Person must disclose in writing to the Chief Compliance Officer the employment of a spouse, or a member of your Family/Household, in the securities or commodity industry with their job titles. It is prohibited for any manager, officer or employee to influence the investment activities of ATPWM for clients for direct or indirect personal or familial benefit.

Disclosure Of General or Limited Partnership Interest.
Every Access Person must disclose in writing to the Chief Compliance Officer if he or she is a general or limited partner in a partnership. (Copies of offering memoranda may be requested by and kept on file in Compliance).

Disclosure Of 5% or more of outstanding stock of any corporation, public or private, for profit or not for profit.
Every Access Person must disclose in writing to the Chief Compliance Officer if you or any member of your immediate family holds 5% or more of the outstanding stock of any corporation, public or private, for profit or not for profit.

PART VI: Definitions
These terms have special meanings in this Code of Ethics:

Access Person Beneficial Ownership Chief Compliance Officer Covered Security Family/Household Investment Person Unaffiliated Board Member
The special meanings of these terms as used in this Code of Ethics are explained below. Some of these terms (such as “beneficial ownership”) are sometimes used in other contexts, not related to the Code of Ethics, where they have different meanings. For example, “beneficial ownership” has a different meaning in this Code of Ethics than it does in the SEC’s rules for proxy statement disclosure of corporate directors’ and officers’ stockholdings, or in determining whether an investor has to file Schedule 13D or 13G reports with the SEC.
IMPORTANT: If you have any doubt or question about whether an investment, account or person is covered by any of these definitions, ask the Chief Compliance Officer.
•	Access Person means:
(1)	Any employee of the Firm who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of securities by the Firm, or whose functions relate to the making of any recommendations with respect to such purchases and or sales; and
(2)	Any natural person in a control relationship with the Firm who obtains information concerning recommendations made to the Firm about the purchase or sale of a security by a portfolio managed by the Firm (a “Portfolio”).
Examples- portfolio managers (client or fund), associate managers, and research analysts, entrusted with the direct responsibility and authority, either alone or as part of a co-manager team or group, to make investment decisions regarding a Fund or other client; and members of investment strategy and policy committees, portfolio administrators and trading personnel.
Note- Any Investment Person is automatically considered an Access Person.
•	Beneficial Ownership means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in securities. It also includes transactions over which a person exercises investment discretion (other than for a client of ATPWM with which the person is associated), even if the person doesn’t share in the profits of the transaction. Beneficial Ownership is a very broad concept. Some examples of forms of Beneficial Ownership include:

You should generally consider yourself the “beneficial owner” of any securities in which you have a direct or indirect pecuniary interest. In addition, you should consider yourself the beneficial owner of securities held by your spouse, your minor children, a relative who shares your home, or other persons by reason of any contract, arrangement, understanding or relationship that provides you with sole or shared voting or investment power.

Securities held in a person’s own name, or that are held for the person’s benefit in nominee, custodial or “street name” accounts.

Securities owned by or for a partnership in which the person is a general partner (whether the ownership is under the name of that partner, another partner or the partnership or through a nominee, custodial or “street name” account).

Securities that are being managed for a person’s benefit on a discretionary basis by an investment adviser, broker, bank, trust company or other manager, unless the securities are held in a “blind trust” or similar arrangement under which the person is prohibited by contract from communicating with the manager of the account and the manager is prohibited from disclosing to the person what investments are held in the account. (Just putting securities into a discretionary account is not enough to remove them from a person’s Beneficial Ownership. This is because, unless the account is a “blind trust” or similar arrangement, the owner of the account can still communicate with the manager about the account and potentially influence the manager’s investment decisions.)

Securities in a person’s individual retirement account.

Securities in a person’s account in an employee savings plan (not ATPWM’s employee savings plan) or similar retirement plan, even if the person has chosen to give someone else investment discretion over the account.

Securities owned by a trust of which the person is either a trustee or a beneficiary.

Securities owned by a corporation, partnership or other entity that the person controls (whether the ownership is under the name of that person, under the name of the entity or through a nominee, custodial or “street name” account).
This is not a complete list of the forms of ownership that could constitute Beneficial Ownership for purposes of this Code. You should ask the Chief Compliance Officer if you have any questions or doubts at all about whether you or a member of your Family/Household would be considered to have Beneficial Ownership in any particular situation.

•	Chief Compliance Officer means the person designated for the purposes of (1) administering the Code with respect to the organization and its employees, (2) reviewing personal securities transactions and holdings reports for those employees and (3) maintaining a list of Access Persons, Investment Persons and Unaffiliated Board Members for the organization. In matters related to the administration of the Code, the Chief Compliance Officer may appoint a designee to act in his or her stead.
•	Covered Security includes equities and equity-related securities, such as common stocks, preferred stocks, options on stocks, shares of closed-end investment companies, exchange-traded funds, affiliated open-end investment companies, convertible or participating debentures or notes, various derivative and corporate and municipal bonds and notes. Covered Securities also includes limited partnership interests and private placement common or preferred stocks or debt instruments.
This is a very broad definition of security. It includes most kinds of investment instruments, including things that you might not ordinarily think of as “securities,” such as:
options on securities

shares of exchanged-traded funds

investments in foreign registered unit trusts and foreign registered mutual funds investments in private investment funds, hedge funds and investment clubs
If you have any question or doubt about whether an investment is a considered a security or a Covered Security under this Code, ask your Chief Compliance Officer.
•	Members of your Family/Household include:
Your spouse or domestic partner (unless he/she does not live in the same household as you and you do not contribute in any way to his/her support).

Your children under the age of 18. (If there are any custodial issues, see the Chief Compliance Officer).

Your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support).

Any of these people who live in your household: your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, including adoptive relationships.

Comment—There are a number of reasons why this Code covers transactions in which members of your Family/Household have Beneficial Ownership. First, the SEC regards any benefit to a person that you help support financially as indirectly benefiting you, because it could reduce the amount that you might otherwise contribute to that person’s support. Second, members of your household could, in some circumstances, learn of information regarding ATPWM’s trading or recommendations for client accounts and they must not be allowed to benefit from that information.
•	Investment Person means any employee of ATPWM (or any company that directly or indirectly has a 25% or greater interest in ATPWM) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding, or is involved in implementing, the purchase or sale of any securities (even if they are not Covered Securities) for any client or Fund and any natural person who directly or indirectly has a 25% or greater interest in ATPWM and who obtains information concerning recommendations made to any client or Fund regarding the purchase or sale of any securities (even if they are not Covered Securities) by the client or Fund.
Examples portfolio managers (client or Fund), associate managers, relationship managers, associate relationship managers, assistant relationship managers and research analysts, entrusted with the direct responsibility and authority, either alone or as part of a co-manager team or group, to make or implement investment decisions regarding a Fund or other client; and members of investment strategy and policy committees, portfolio administrators and trading personnel.
•	Unaffiliated Board Member is any person serving on an ATPWM Board of Directors who is not an officer or employee of ATPWM or of any company controlled by ATPWM.
Effective January 1, 2006